Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2016.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive financial and operating covenants, interest rates, dividends, and acquisitions and dispositions of aircraft. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to those described under Item 3 “Key Information — Risk Factors” and elsewhere in our Annual Report on Form 20-F, for the year ended December 31, 2016.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “Fly Acquisition III” refers to our subsidiary, Fly Acquisition III Limited; (4) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (5) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (6) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP collectively; (7) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (8) the term “Fly-Z/C LP” refers to Fly-Z/C Aircraft Holdings LP; and (9) the term “GAAM” refers to Global Aviation Asset Management.

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements (Unaudited)

Fly Leasing Limited
Consolidated Balance Sheets

AT MARCH 31, 2017 (UNAUDITED) AND DECEMBER 31, 2016
(Dollars in thousands, except par value data)

	March 31, 2017	December 31, 2016
Assets
Cash and cash equivalents	$536,877	$517,964
Restricted cash and cash equivalents	69,200	94,123
Rent receivables	87	419
Investment in unconsolidated subsidiary	7,825	7,700
Investment in finance lease, net	14,774	15,095
Flight equipment held for operating lease, net	2,666,926	2,693,821
Maintenance rights, net	101,969	101,969
Deferred tax assets, net	7,266	7,445
Fair value of derivative assets	2,223	1,905
Other assets, net	5,543	6,568
Total assets	$3,412,690	$3,447,009

Liabilities
Accounts payable and accrued liabilities	$26,905	$13,786
Rentals received in advance	13,191	13,123
Payable to related parties	2,152	5,042
Security deposits	43,083	42,495
Maintenance payment liability	195,421	182,571
Unsecured borrowings, net	691,886	691,390
Secured borrowings, net	1,774,373	1,831,985
Deferred tax liability, net	20,942	19,847
Fair value of derivative liabilities	11,185	13,281
Other liabilities	34,643	40,254
Total liabilities	2,813,781	2,853,774

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 32,156,916 and 32,256,440 shares issued and outstanding at March 31, 2017 and December 31, 2016, respectively	32	32
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	535,626	536,922
Retained earnings	71,078	66,026
Accumulated other comprehensive loss, net	(7,827)	(9,745)
Total shareholders’ equity	598,909	593,235
Total liabilities and shareholders’ equity	$3,412,690	$3,447,009

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Income

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)
(Dollars in thousands, except per share data)

	Three months ended March 31, 2017	Three months ended March 31, 2016
Revenues
Operating lease revenue	$78,703	$74,953
Finance lease income	188	892
Equity earnings from unconsolidated subsidiary	125	133
Gain on sale of aircraft	—	5,143
Interest and other income	250	87
Total revenues	79,266	81,208
Expenses
Depreciation	32,051	28,839
Interest expense	31,833	30,834
Selling, general and administrative	8,292	8,269
(Gain) loss on ineffective, dedesignated and terminated derivatives	(51)	286
Net loss on extinguishment of debt	544	4,527
Maintenance and other costs	472	1,199
Total expenses	73,141	73,954
Net income before provision for income taxes	6,125	7,254
Provision for income taxes	1,073	154
Net income	$5,052	$7,100

Weighted average number of shares:
Basic	32,244,481	34,287,783
Diluted	32,301,322	34,288,608
Earnings per share (net income per common share):
Basic and Diluted	$0.16	$0.21
Dividends declared and paid per share	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Comprehensive Income

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)
(Dollars in thousands)

	Three months ended March 31, 2017	Three months ended March 31, 2016
Net income	$5,052	$7,100
Other comprehensive income (loss), net of tax
Change in fair value of derivatives, net of deferred tax (1)	1,605	(6,265)
Reclassification from other comprehensive loss into earnings due to termination of derivative liabilities, net of deferred tax (2)	—	(10)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax (3)	313	—
Comprehensive income	$6,970	$825

(1)	The associated deferred tax expense was $0.3 million for the three months ended March 31, 2017. The associated deferred tax benefit was $0.8 million for the three months ended March 31, 2016.

(2)	The associated deferred tax benefit was $1,000 for the three months ended March 31, 2016.

(3)	The associated deferred tax expense was $28,000 for the three months ended March 31, 2017.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Shareholders’ Equity

FOR THE THREE MONTHS ENDED MARCH 31, 2016
(Dollars in thousands)

	Manager Shares		Common Shares		Additional Paid-in	Retained Earnings	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Loss, net	Equity
Balance December 31, 2015	100	$—	35,671,400	$36	$577,290	$95,138	$(15,500)	$656,964
Shares repurchased	—	—	(2,071,910)	(2)	(25,132)	—	—	(25,134)
Net income	—	—	—	—	—	7,100	—	7,100
Net change in the fair value of derivatives, net of deferred tax of $0.8 million (1)	—	—	—	—	—	—	(6,265)	(6,265)
Reclassification from other comprehensive loss into earnings due to termination of derivative liabilities, net of deferred tax of $1,000 (1)	—	—	—	—	—	—	(10)	(10)
Balance March 31, 2016 (unaudited)	100	$—	33,599,490	$34	$552,158	$102,238	$(21,775)	$632,655

(1)	See Note 9 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statement of Shareholders’ Equity

FOR THE THREE MONTHS ENDED MARCH 31, 2017
(Dollars in thousands)

	Manager Shares		Common Shares		Additional Paid-in	Retained Earnings	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Loss, net	Equity
Balance December 31, 2016	100	$—	32,256,440	$32	$536,922	$66,026	$(9,745)	$593,235
Shares repurchased	—	—	(99,524)	—	(1,296)	—	—	(1,296)
Net income	—	—	—	—	—	5,052	—	5,052
Net change in the fair value of derivatives, net of deferred tax of $0.3 million (1)	—	—	—	—	—	—	1,605	1,605
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $28,000 (1)	—	—	—	—	—	—	313	313
Balance March 31, 2017 (unaudited)	100	$—	32,156,916	$32	$535,626	$71,078	$(7,827)	$598,909

(1)	See Note 9 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)
(Dollars in thousands)

	Three months ended March 31, 2017	Three months ended March 31, 2016
Cash Flows from Operating Activities
Net income	$5,052	$7,100
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(125)	(133)
Finance lease income	(188)	(892)
Gain on sale of aircraft	—	(5,143)
Depreciation	32,051	28,839
Amortization of debt discounts and debt issuance costs	2,119	2,360
Amortization of lease incentives	1,775	2,773
Amortization of lease premiums, discounts and other items	83	113
Amortization of GAAM acquisition fair value adjustments	475	672
Net loss on debt modification and extinguishment	532	3,679
Unrealized foreign exchange loss	219	1,001
Provision for deferred income taxes	1,058	94
(Gain) loss on derivative instruments	(181)	216
Security deposits and maintenance payment liability recognized into earnings	—	(400)
Security deposits and maintenance payment claims applied towards operating lease revenues	—	(805)
Cash receipts from maintenance rights	—	6,150
Changes in operating assets and liabilities:
Rent receivables	332	(751)
Other assets	1,004	(141)
Payable to related parties	(2,890)	(7,239)
Accounts payable, accrued liabilities and other liabilities	12,205	18,065
Net cash flows provided by operating activities	53,521	55,558
Cash Flows from Investing Activities
Rent received from finance lease	510	1,230
Proceeds from sale of aircraft, net	—	155,359
Payments for aircraft improvement	(5,157)	(3,034)
Payments for lessor maintenance obligations	(6,456)	(514)
Net cash flows (used in) provided by investing activities	(11,103)	153,041
Cash Flows from Financing Activities
Restricted cash and cash equivalents	24,923	76,058
Security deposits received	525	—
Maintenance payment liability receipts	16,341	17,968
Maintenance payment liability disbursements	(3,531)	(662)
Net swap termination payments	—	(538)
Debt extinguishment costs	(12)	—
Debt issuance costs	—	(349)
Proceeds from secured borrowings	—	16,756
Repayment of secured borrowings	(60,496)	(239,645)
Shares repurchased	(1,291)	(25,191)
Net cash flows used in financing activities	(23,541)	(155,603)
Effect of exchange rate changes on cash and cash equivalents	36	279
Net increase in cash and cash equivalents	18,913	53,275
Cash and cash equivalents at beginning of year	517,964	275,998
Cash and cash equivalents at end of year	$536,877	$329,273

Supplemental Disclosure:
Cash paid during the period for:
Interest	$17,515	$16,573
Taxes	158	18
Noncash Activities:
Other liabilities applied to maintenance payment liability and rent receivables	350	—
Noncash investing activities:
Aircraft improvement	—	2,338
Noncash activities in connection with sale of aircraft	—	27,432

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Notes to Consolidated Financial Statements
For the three months ended March 31, 2017

1. ORGANIZATION

Fly Leasing Limited (the “Company” or “Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft directly or indirectly through its subsidiaries.

Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.

In accordance with the Company’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of the Company’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company’s amended and restated bye-laws, have no voting rights.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. The Company directly or indirectly owns all of the common shares of its consolidated subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, Fly will consolidate a Variable Interest Entity (“VIE”). Fly is deemed the primary beneficiary when it has both the power to direct the activities of the VIE that most significantly impact the economic performance of such VIE, and it bears the significant risk of loss and participates in gains of the VIE. All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

The Company has one operating and reportable segment which is aircraft leasing.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets, liabilities, accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers. The guidance specifically notes that lease contracts with customers are a scope exception. However, the standard may impact the accounting for revenue other than lease revenue. The Company is currently evaluating the potential impact the adoption will have on its consolidated financial condition, results of operations and cash flows. The Company plans to adopt the guidance effective January 1, 2018.

In February 2016, FASB issued its new lease standard, ASU 2016-02, Leases. Under the new standard, the accounting for leases by lessors would remain basically unchanged from the existing concepts in ASC 840, Leases. In addition, FASB has decided that lessors would be precluded from recognizing selling profit and revenue at lease commencement for any sales-type or direct finance lease that does not transfer control of the underlying asset to the lessee. The Company is currently evaluating the potential impact the adoption of the standard will have on its consolidated financial condition, results of operations and cash flows. The Company plans to adopt the standard effective January 1, 2018.

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The guidance requires application using a retrospective transition method. The Company is currently evaluating the potential impact the adoption of the standard will have on its statement of cash flows. The Company plans to adopt the guidance effective January 1, 2018.

In November 2016, FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230). ASU 2016-18 provides guidance on the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. The guidance requires entities to show the changes in total of cash, cash equivalents, restricted cash and restricted cash equivalents. As a result, entities will no longer present transfers between cash and cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. The guidance requires application using a retrospective transition method to each period presented. The Company anticipates that the adoption of the standard will have an effect on the financing section of its statement of cash flows. The Company plans to adopt the guidance effective January 1, 2018.

In October 2016, FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which requires the recognition of current and deferred income taxes for intra-entity asset transfers, other than inventory, when the transfer occurs. Historically, the income tax consequence was not recognized until the asset was sold to a third party. The Company is currently evaluating the potential impact the adoption of the standard will have on its consolidated financial condition, results of operations and cash flows. The Company plans to adopt the guidance effective January 1, 2018.

3. INVESTMENT IN FINANCE LEASE

At March 31, 2017 and December 31, 2016, the Company had one investment in finance lease. The implicit interest rate in this finance lease was 5%. During the three months ended March 31, 2017, the Company recognized finance lease income totaling $0.2 million.

The Company’s net investment in finance lease consisted of the following (dollars in thousands):

	March 31, 2017	December 31, 2016
Total minimum lease payments receivable	$14,570	$15,080
Estimated unguaranteed residual value of leased asset	4,227	4,227
Unearned finance income	(4,023)	(4,212)
Net Investment in Finance Lease	$14,774	$15,095

4. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE, NET

As of March 31, 2017, the Company had 75 aircraft held for operating lease, on lease to 41 lessees in 27 countries. As of December 31, 2016, the Company had 75 aircraft held for operating lease, on lease to 41 lessees in 26 countries.

The Company did not purchase any aircraft during the three months ended March 31, 2017 or 2016.

The Company did not sell any aircraft during the three months ended March 31, 2017. During the three months ended March 31, 2016, the Company sold ten aircraft, nine of which were held for sale, and recognized a gain on sale of aircraft of $5.1 million.

As of March 31, 2017 and December 31, 2016, flight equipment held for operating lease, net, consisted of the following (dollars in thousands):

	March 31, 2017	December 31, 2016
Cost	$3,185,202	$3,180,160
Accumulated depreciation	(518,276)	(486,339)
Flight equipment held for operating lease, net	2,666,926	2,693,821

The Company capitalized $5.2 million and $0.7 million of major maintenance expenditures for the three months ended March 31, 2017 and 2016, respectively.

The classification of the net book value of flight equipment held for operating lease, net and operating lease revenue by geographic region in the tables and discussion below is based on the principal operating location of the lessees.

The distribution of the net book value of flight equipment held for operating lease by geographic region is as follows (dollars in thousands):

	March 31, 2017		December 31, 2016
Europe:
United Kingdom	$139,023	5%	$143,560	5%
Turkey	141,039	5%	142,787	5%
Germany	80,907	3%	98,483	4%
France	80,360	3%	81,182	3%
Other	191,622	8%	173,400	7%
Europe — Total	632,951	24%	639,412	24%

Asia and South Pacific:
India	569,374	21%	574,853	21%
Philippines	276,436	10%	279,031	10%
China	192,631	7%	194,774	7%
Other	213,922	9%	216,244	9%
Asia and South Pacific — Total	1,252,363	47%	1,264,902	47%

Mexico, South and Central America — Total	167,808	6%	169,619	6%

North America:
United States	154,242	6%	156,472	6%
Other	54,338	2%	55,044	2%
North America — Total	208,580	8%	211,516	8%

Middle East and Africa:
Ethiopia	330,370	12%	332,817	12%
Other	74,854	3%	75,555	3%
Middle East and Africa — Total	405,224	15%	408,372	15%

Total flight equipment held for operating lease, net	$2,666,926	100%	$2,693,821	100%

The distribution of operating lease revenue by geographic region for the three months ended March 31, 2017 and 2016 is as follows (dollars in thousands):

	Three months ended March 31, 2017		Three months ended March 31, 2016
Europe:
United Kingdom	$7,556	10%	$8,103	11%
Turkey	4,321	5%	5,768	8%
Germany	3,752	5%	3,661	5%
France	3,274	4%	3,966	5%
Other	4,588	6%	5,866	7%
Europe — Total	23,491	30%	27,364	36%

Asia and South Pacific:
India	15,272	19%	5,340	7%
Philippines	7,390	9%	7,209	10%
China	5,650	7%	6,924	9%
Other	6,848	9%	6,538	9%
Asia and South Pacific — Total	35,160	44%	26,011	35%

Mexico, South and Central America — Total	4,391	6%	4,534	6%

North America:
United States	4,421	6%	6,350	9%
Other	1,558	2%	1,554	2%
North America — Total	5,979	8%	7,904	11%

Middle East and Africa:
Ethiopia	7,505	10%	7,504	10%
Other	2,177	2%	1,636	2%
Middle East and Africa — Total	9,682	12%	9,140	12%

Total Operating Lease Revenue	$78,703	100%	$74,953	100%

In each of the three months ended March 31, 2017 and 2016, the Company had one customer (a different customer in each period) that accounted for 10% or more of total operating lease revenue.

At March 31, 2017, no lessees were on non-accrual status. At March 31, 2016, the Company had one lessee on non-accrual status, as the Company had determined that it was not probable that the economic benefits of the lease would be received by the Company, principally due to (i) the lessee's failure to pay rent and overhaul payments and (ii) the Company’s evaluation of the lessee's payment history.

For each of the three months ended March 31, 2017 and 2016, the Company recognized end of lease revenue totaling $1.2 million and $3.2 million, respectively.

The amortization of lease incentives recorded as a reduction of operating lease revenue totaled $1.8 million and $2.8 million for the three months ended March 31, 2017 and 2016, respectively.

As of March 31, 2017 and December 31, 2016, the weighted average remaining lease term of the Company’s aircraft held for operating lease was 6.6 years and 6.8 years, respectively.

5. MAINTENANCE RIGHTS

Changes in maintenance right assets, net of maintenance right liabilities, during the three months ended March 31, 2017 and 2016 are as follows (dollars in thousands):

	March 31, 2017	March 31, 2016
Maintenance rights, net beginning balance	$101,969	$94,493
Cash receipts from maintenance rights	—	(6,150)
Maintenance rights associated with aircraft sold	—	(3,786)
Maintenance rights, net ending balance	$101,969	$84,557

6. INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

Investment in Fly-Z/C LP

The Company has a 57.4% limited partnership interest in Fly-Z/C LP. Summit Aviation Partners LLC (“Summit”) has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM Limited Partnership (“BBAM LP”) as the general partner of the joint venture. For the three months ended March 31, 2017 and 2016, the Company recognized $0.1 million in equity earnings from its investment in Fly-Z/C LP in each period. The Company received no distributions during the three months ended March 31, 2017 or 2016.

7. UNSECURED BORROWINGS

	Balance as of
	March 31, 2017	December 31, 2016
	(dollars in thousands)
Outstanding principal balance:
2020 Notes	$375,000	$375,000
2021 Notes	325,000	325,000
Total outstanding principal balance	700,000	700,000
Unamortized debt discounts and debt issuance costs	(8,114)	(8,610)
Unsecured borrowings, net	$691,886	$691,390

On December 11, 2013, the Company sold $300.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (together with the Additional 2020 Notes (as defined below), the “2020 Notes”). On October 3, 2014, the Company sold $75.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (the “Additional 2020 Notes”) and $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”).

The 2020 Notes and 2021 Notes are unsecured obligations of the Company and rank pari passu in right of payment with any existing and future senior indebtedness of the Company. The 2020 Notes have a maturity date of December 15, 2020 and the 2021 Notes have a maturity date of October 15, 2021.

Interest on the 2020 Notes is payable semi-annually on June 15 and December 15 of each year. Interest on the 2021 Notes is payable semi-annually on April 15 and October 15 of each year.

Pursuant to the indentures governing the 2020 Notes and 2021 Notes, the Company is subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of the Company and transactions with affiliates. The Company is also subject to certain operating covenants, including reporting requirements. The Company’s failure to comply with any of the covenants under the indentures governing the 2020 Notes or 2021 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2020 Notes or 2021 Notes obtain an investment grade rating. As of March 31, 2017, the Company was not in default under the indentures governing the 2020 Notes or the 2021 Notes.

8. SECURED BORROWINGS

The Company’s secured borrowings, net as of March 31, 2017 and December 31, 2016 are presented below (dollars in thousands):

	Outstanding principal balance as of		Weighted average interest rate (1) as of
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016	Maturity date
Securitization Notes	$112,602	$139,741	3.33%	3.36%	November 2033
Nord LB Facility	166,873	171,509	4.26%	4.14%	November 2018
CBA Facility	54,418	56,146	5.47%	5.45%	October 2020
Term Loan	398,074	404,016	4.43%	4.41%	February 2023 (2)
Fly Acquisition III Facility	111,321	113,045	3.34%	2.88%	February 2022
Other Aircraft Secured Borrowings	961,956	980,967	3.58%	3.50%	September 2019 – June 2028
Unamortized debt discounts and debt issuance costs	(30,871)	(33,439)
Total secured borrowings, net	$1,774,373	$1,831,985

(1)	Represents the contractual interest rates and effect of derivative instruments, and excludes the amortization of debt discounts and debt issuance costs.

(2)	In April 2017, the maturity date of the Term Loan was extended from February 2022 to February 2023.

The Company is subject to restrictive covenants under its secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of its aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

The Company’s loan agreements include events of default that are customary for these types of secured borrowings. The Company’s failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of the Company’s loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

As of March 31, 2017, the Company was not in default under any of its secured borrowings.

Securitization Notes

As of March 31, 2017, the Company’s subsidiary, B&B Air Funding, had $112.6 million principal amount outstanding on its aircraft lease-backed Class G-1 notes (the “Securitization Notes”), which were secured by nine aircraft. The final maturity date of the Securitization Notes is November 14, 2033.

The Securitization Notes bear interest at an adjustable interest rate equal to the current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the provider of a financial guaranty insurance policy and the liquidity facility provider thereunder, as well as accretion on the Securitization Notes re-issued at a discount. Interest and any principal payments due are payable monthly.

All cash collected, including sale proceeds from the aircraft financed by the Securitization Notes, is applied to service the outstanding balance of the Securitization Notes, after the payment of certain expenses and other costs, including interest, interest rate swap payments, and the fees to the policy provider in accordance with those agreements.

B&B Air Funding is subject to operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Securitization Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale.

Nord LB Facility

As of March 31, 2017, the Company had $166.9 million principal amount outstanding under its debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by six aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits.

The loans under the Nord LB Facility bear interest at one-month LIBOR plus 3.30% until the final maturity date of November 14, 2018.

Under the terms of the Nord LB Facility, the Company applies 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event the Company sells any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and second to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by the Company will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

CBA Facility

As of March 31, 2017, the Company had $54.4 million principal amount outstanding under its debt facility with Commonwealth Bank of Australia and CommBank Europe Limited (the “CBA Facility”), which was secured by four aircraft. Fly has guaranteed all payments under the CBA Facility. These loans are cross-collateralized and contain cross-default provisions. The final maturity date of each of the four loans is October 28, 2020.

The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. If, upon the repayment of any loan, the ratio of the remaining principal amount outstanding under the CBA Facility to the aggregate appraised value of the financed aircraft is equal to or greater than 80%, the Company will be required to pay cash collateral in an amount sufficient to reduce this ratio to less than 80%.

Borrowings under the CBA Facility accrue interest at a fixed interest rate.

The CBA Facility includes certain operating covenants, including reporting requirements. A breach of the covenants could result in the acceleration of outstanding indebtedness under the CBA Facility, and exercise of remedies available in relation to the collateral.

Term Loan

As of March 31, 2017, the Company had $398.1 million principal amount outstanding under its senior secured term loan (the “Term Loan”), which was secured by 27 aircraft. Fly has guaranteed all payments under the Term Loan.

The Term Loan bore interest at three-month LIBOR, plus a margin of 2.75%, with a LIBOR floor of 0.75%.

On April 28, 2017, the Company completed an amendment of the Term Loan to (i) reduce the margin from 2.75% to 2.25%, (ii) eliminate the LIBOR floor of 0.75% and (iii) extend the maturity date from February 2022 to February 2023. The Company also upsized the Term Loan by $50.0 million. The proceeds are held in an escrow account and are expected to be used to refinance four aircraft currently financed under the CBA Facility. Until October 2017, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid in whole or in part at par.

The Term Loan requires that the Company maintain a maximum loan-to-value ratio of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers. The Term Loan also includes other customary covenants, including reporting requirements and maintenance of credit ratings.

Fly Acquisition III Facility

In February 2016, the Company, through a wholly-owned subsidiary, Fly Acquisition III Limited, entered into a revolving $385 million credit facility (the “Fly Acquisition III Facility”) to finance the acquisition of eligible aircraft. Borrowings are secured by the beneficial interests in Fly Acquisition III and each of its subsidiaries, the aircraft and related leases. The Fly Acquisition III Facility has an availability period expiring on February 26, 2019 and a maturity date of February 26, 2022. Fly has guaranteed Fly Acquisition III’s obligations under the facility.

As of March 31, 2017, the Company had $111.3 million principal amount outstanding, which was secured by four aircraft.

The Company pays a commitment fee of 0.50% per annum on a monthly basis to each lender on the undrawn amount of its commitment until the termination of the availability period; provided that at any time from and after March 26, 2017 through the end of the availability period, the commitment fee will increase to 0.75% per annum if at least 50% of the total amount of commitments have not been drawn.

The interest rate under the facility is based on one-month LIBOR plus an applicable margin. The applicable margin is 2.00% through the expiration of the availability period, and will increase to 2.50% from February 27, 2019 through February 26, 2020 and 3.00% from February 27, 2020 through the maturity date of the facility.

The Fly Acquisition III Facility contains financial and operating covenants, including a covenant that the Company maintain a tangible net worth of at least $325.0 million and a specified interest coverage ratio, as well as customary reporting requirements. Violation of any of these covenants could result in an event of default under the facility. Also, upon the occurrence of certain conditions, including a failure by the Company to maintain a minimum liquidity of at least $25.0 million, Fly Acquisition III will be required to deposit maintenance reserves and security deposits received from lessees into accounts pledged to the security trustee.

Other Aircraft Secured Borrowings

The Company has entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of March 31, 2017, the Company had $962.0 million principal amount outstanding, which was secured by 19 aircraft. Of this amount, $500.4 million was recourse to the Company.

These borrowings are structured as individual loans secured by pledges of the Company’s rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans, and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from September 2019 to June 2028.

9. DERIVATIVES

Derivatives are used by the Company to manage its exposure to interest rate fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on loans associated with aircraft with fixed rate rentals. As of March 31, 2017, the Company had $0.9 billion of floating rate debt associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on either the one-month or three-month LIBOR applied to the notional amounts over the life of the contracts. As of March 31, 2017 and December 31, 2016, the Company had interest rate swap contracts with notional amounts aggregating $0.8 billion. The unrealized fair value gain on the interest rate swap contracts, reflected as derivative assets, was $2.2 million and $1.9 million as of March 31, 2017 and December 31, 2016, respectively. The unrealized fair value loss on the interest rate swap contracts, reflected as derivative liabilities, was $11.2 million and $13.3 million as of March 31, 2017 and December 31, 2016, respectively.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

Designated Derivatives

Certain of the Company’s interest rate derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

As of March 31, 2017, the Company had the following designated derivative instruments classified as derivative assets on the balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Fair Market Value of Derivative Asset	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Asset	Gain Recognized in Accumulated Comprehensive Loss	Loss Recognized into Earnings
Interest rate swap contracts	7	11/14/18- 1/11/23	0.90% - 4.30%	$147,770	$2,265	$(32)	$2,233	$1,746	$16
Accrued interest				—	(10)	—	(10)	—	—
Total – designated derivative assets	7			$147,770	$2,255	$(32)	$2,223	$1,746	$16

As of March 31, 2017, the Company had the following designated derivative instruments classified as derivative liabilities on the balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Fair Market Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Loss Recognized in Accumulated Comprehensive Loss	Loss Recognized into Earnings
Interest rate swap contracts	11	2/9/18- 9/27/25	1.69% - 6.22%	$343,301	$(9,953)	$314	$(9,639)	$(8,905)	$5
Accrued interest				—	(275)	—	(275)	—	—
Total – designated derivative liabilities	11			$343,301	$(10,228)	$314	$(9,914)	$(8,905)	$5

Dedesignated Derivatives

Certain of the Company’s interest rate swap contracts no longer qualify for hedge accounting and have been dedesignated. At March 31, 2017, the Company had an accumulated other comprehensive loss of $1.2 million, which is being amortized over the term of the interest rate swap contracts. During the three months ended March 31, 2017, $0.3 million was recognized as interest expense.

As of March 31, 2017, the Company had the following dedesignated derivative instruments classified as derivative liabilities on the balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Fair Market Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Gain Recognized into Earnings
Interest rate swap contracts	2	2/9/2018	1.82% - 1.83%	$290,819	$(1,048)	$11	$(1,037)	$(72)
Accrued interest				—	(234)	—	(234)	—
Total – dedesignated derivative liabilities	2			$290,819	$(1,282)	$11	$(1,271)	$(72)

10. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia, Singapore and Labuan that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. Historically, most of the Company’s operating income has been trading income in Ireland.

The effective tax rate was 17.5% and 2.1% for the three months ended March 31, 2017 and 2016, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to the change in valuation allowance and the amount of income earned by the Company in different tax jurisdictions.

The Company had no unrecognized tax benefits as of March 31, 2017 and December 31, 2016.

11. SHAREHOLDERS’ EQUITY

In July 2016, the Company’s board of directors approved a $75.0 million share repurchase program expiring in December 2017. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. As of March 31, 2017, there was $65.4 million remaining under this authorization.

During the three months ended March 31, 2017, the Company repurchased 99,524 shares at an average price of $12.95 per share, or $1.3 million, before commissions and fees. As of March 31, 2017, there were 32,156,916 shares outstanding.

During the three months ended March 31, 2016, the Company repurchased 2,071,910 shares at an average price of $12.04 per share, or $24.9 million, before commissions and fees.

12. SHARE-BASED COMPENSATION

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) permitting the issuance of up to 1,500,000 share grants in the form of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. The Company has issued all shares available under the 2010 Plan.

Since June 30, 2015, all SARs and RSUs granted under the 2010 Plan have vested. At March 31, 2017, there were 821,117 SARs outstanding and exercisable at a weighted average exercise price of $12.74.

13. EARNINGS PER SHARE

The following table sets forth the calculation of basic and diluted earnings per common share using the two-class method (dollars in thousands, except per share data):

	Three months ended March 31,
	2017	2016
Numerator
Net income	$5,052	$7,100
Less:
Dividends declared and paid to shareholders	—	—
Dividend equivalents paid to vested RSUs and SARs	—	—
Net income attributable to common shareholders	$5,052	$7,100
Denominator
Weighted average shares outstanding-Basic	32,244,481	34,287,783
Dilutive common equivalent shares:
RSUs	—	—
SARs	56,841	825
Weighted average shares outstanding-Diluted	32,301,322	34,288,608
Earnings per share:
Basic
Distributed earnings	$—	$—
Undistributed income	$0.16	$0.21
Basic earnings per share	$0.16	$0.21
Diluted
Distributed earnings	$—	$—
Undistributed income	$0.16	$0.21
Diluted earnings per share	$0.16	$0.21

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities.

SARs and RSUs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 12). Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested RSUs and SARs during the period.

14. COMMITMENTS AND CONTINGENCIES

In 2016, the Company entered into agreements with third-party lessors to guarantee the residual value of three aircraft subject to twelve-year leases (“RVGs”). The Company received residual value guarantee fees totaling $6.6 million, which are being amortized over a twelve-year period. The third-party lessors may exercise their rights under the RVGs by issuing a notice to the Company eleven months before each lease expiry date requiring the Company to purchase the aircraft on such date. The RVGs will terminate if not exercised accordingly. During the three months ended March 31, 2017, the Company recognized $0.1 million of income.

Subsequent to March 31, 2017, the Company entered into a purchase agreement to acquire one narrow-body aircraft.

15. RELATED PARTY TRANSACTIONS

With respect to aircraft financed by the Securitization Notes, until December 31, 2016, BBAM was entitled to receive (i) a base fee of $150,000 per month, subject to certain adjustments, (ii) a rent fee equal to 1.0% of the aggregate amount of rents due and 1.0% of the aggregate amount of rents actually collected and (iii) a sales fee of 1.5% of the aggregate gross proceeds in respect of any aircraft sold. BBAM also was entitled, until December 31, 2016, to an administrative agency fee from B&B Air Funding equal to $750,000 per annum, subject to an annual CPI adjustment.

Effective January 1, 2017, the servicing agreement between B&B Air Funding and BBAM relating to aircraft financed by the Securitization Notes was amended, thereby (i) amending the rent fee to 3.5% of the aggregate amount of rents actually collected, plus $1,000 per aircraft per month, and (ii) eliminating the base fee of $150,000 per month. In connection with this amendment, effective January 1, 2017, the administrative agency fee also was reduced, through a rebate, to $20,000 per month, subject to an annual CPI adjustment.

With respect to all other aircraft, BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected, plus an administrative fee of $1,000 per aircraft per month. Under the Term Loan and the Fly Acquisition III Facility, BBAM also is entitled to an administrative fee of $10,000 per month. In addition, BBAM is entitled to receive an acquisition fee of 1.5% of the gross acquisition cost for any aircraft purchased and a disposition fee of 1.5% of the gross proceeds for any aircraft sold.

For the three months ended March 31, 2017, BBAM received servicing and administrative fees totaling $3.2 million. For the three months ended March 31, 2016, BBAM received servicing and administrative fees totaling $3.7 million.

The Company did not purchase any aircraft during the three months ended March 31, 2017 or 2016. The Company did not sell any aircraft during the three months ended March 31, 2017. During the three months ended March 31, 2016, the Company incurred $2.6 million of disposition fees.

The Company pays an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of the Company’s aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of the Company’s aircraft portfolio in excess of $2.0 billion, with a minimum management fee of $5.0 million. The management fee also is subject to an annual adjustment tied to the Consumer Price Index applicable to the prior calendar year. For the three months ended March 31, 2017 and 2016, the Company incurred management fees of $1.6 million and $1.4 million, respectively.

The Company further amended the management agreement, effective as of January 1, 2017, to reflect the amendments made to the servicing and administrative fees payable in respect of the aircraft financed by the Securitization Notes.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and borrowings. Fair value of an asset is defined as the price a seller would receive in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that an obligor would pay to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

The fair value of the Company’s cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying value. (The fair values of cash, restricted cash and cash equivalents are a Level 1 hierarchy. The fair values of accounts receivable and accounts payable are Level 2 hierarchy.) Where available, the fair value of the Company’s notes payable and debt facilities is based on observable market prices or parameters or derived from such prices or parameters (Level 2). Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of its credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investment in an unconsolidated subsidiary and flight equipment held for operating lease, net. Fly accounts for its investment in an unconsolidated subsidiary under the equity method and records impairment when its fair value is less than its carrying value (Level 3).

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, and use Level 3 inputs which include assumptions as to future cash flows associated with the use of an aircraft and eventual disposition of such aircraft. The Company will record an impairment charge if the expected sale proceeds of an aircraft are less than its carrying value.

The carrying amounts and fair values of the Company’s financial instruments are as follows (dollars in thousands):

	As of March 31, 2017		As of December 31, 2016
	Principal Amount Outstanding	Fair Value	Principal Amount Outstanding	Fair Value
Securitization Notes	$112,602	$109,505	$139,741	$134,850
Nord LB Facility	166,873	166,873	171,509	171,509
CBA Facility	54,418	54,418	56,146	56,146
Term Loan	398,074	402,055	404,016	406,804
Fly Acquisition III Facility	111,321	111,321	113,045	113,045
Other Aircraft Secured Borrowings	961,956	961,956	980,967	980,967
2020 Notes	375,000	386,719	375,000	394,219
2021 Notes	325,000	335,156	325,000	340,438
Derivative asset	2,223	2,223	1,905	1,905
Derivative liabilities	11,185	11,185	13,281	13,281

As of  March 31, 2017 and December 31, 2016, the categorized asset and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows (dollars in thousands):

	Level 1	Level 2	Level 3	Total
March 31, 2017:
Derivative asset	—	$2,223	—	$2,223
Derivative liabilities	—	11,185	—	11,185
December 31, 2016:
Derivative asset	—	$1,905	—	$1,905
Derivative liabilities	—	13,281	—	13,281

17. SUBSEQUENT EVENTS

Subsequent to March 31, 2017, the Company acquired one narrow-body aircraft.

Subsequent to March 31, 2017, the Company entered into a purchase agreement to acquire one narrow-body aircraft.

Subsequent to March 31, 2017, the Company repurchased 560,858 shares at an average price of $12.83 per share, or $7.2 million, before commissions and fees.

On April 28, 2017, the Company completed an amendment of the Term Loan to (i) reduce the margin from 2.75% to 2.25%, (ii) eliminate the LIBOR floor of 0.75% and (iii) extend the maturity date from February 2022 to February 2023. The Company also upsized the Term Loan by $50.0 million. The proceeds are held in an escrow account and are expected to be used to refinance four aircraft currently financed under the CBA Facility. Until October 2017, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid in whole or in part at par.

Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2016. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note.”

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft, which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

For the three months ended March 31, 2017, we had net income of $5.1 million, or diluted earnings per share of $0.16. Net cash flows provided by operating activities for the three months ended March 31, 2017 totaled $53.5 million. Net cash flows used in investing activities totaled $11.1 million and net cash flows used in financing activities totaled $23.5 million for the three months ended March 31, 2017.

Market Conditions

The airline industry has been profitable every year since 2012. It is predicted that airline profitability will continue in 2017. Passenger growth remains strong, utilization remains at or near record levels and the parked fleet is steady at about 3%. Competition remains strong in the sale lease-back market and aircraft values generally remain stable.

Long term, there continue to be overall positive trends in world air traffic and demand for commercial aircraft, which we believe will continue to drive growth in the aircraft leasing market. Passenger demand continues to grow. Aircraft manufacturers are increasing the production rates of their narrow-body aircraft, including new models which currently make up about 80% of the worldwide fleet.

Despite the favorable market conditions, the airline industry is cyclical, and macroeconomic, geopolitical and other risks may negatively impact airline profitability or create unexpected volatility in the aircraft leasing market. Although we expect the airline industry to be profitable in 2017, profits are not uniformly distributed among airlines, and certain airlines, particularly smaller airlines and start-up carriers, struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis. In addition, an increase in new aircraft production rates by aircraft manufacturers may reduce the demand for used aircraft, leading to a reduction in the lease rates and the values of used aircraft, or may create a condition of oversupply should demand falter.

Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2016.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to the consolidated statements of income of Fly for the three months ended March 31, 2017 and 2016.

Consolidated Statements of Income of Fly for the three months ended March 31, 2017 and 2016

	Three months ended March 31, 2017	Three months ended March 31, 2016
	(Dollars in thousands)
Revenues
Operating lease revenue	$78,703	$74,953
Finance lease income	188	892
Equity earnings from unconsolidated subsidiary	125	133
Gain on sale of aircraft	—	5,143
Interest and other income	250	87
Total revenues	79,266	81,208
Expenses
Depreciation	32,051	28,839
Interest expense	31,833	30,834
Selling, general and administrative	8,292	8,269
Ineffective, dedesignated and terminated derivatives	(51)	286
Net loss on extinguishment of debt	544	4,527
Maintenance and other costs	472	1,199
Total expenses	73,141	73,954
Net income before provision for income taxes	6,125	7,254
Provision for income taxes	1,073	154
Net income	$5,052	$7,100

As of March 31, 2017, we had 76 aircraft in our portfolio, of which 75 were held for operating lease and one was recorded as an investment in finance lease. As of March 31, 2016, we had 83 aircraft in our portfolio, of which 78 were held for operating lease, four were held for sale and one was recorded as an investment in finance lease.

	Three months ended March 31,		Increase/
	2017	2016	(Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$79,321	$74,633	$4,688
End of lease revenue	1,239	3,206	(1,967)
Amortization of lease incentives	(1,775)	(2,773)	998
Amortization of lease premiums, discounts & other	(82)	(113)	31
Total operating lease revenue	$78,703	$74,953	$3,750

For the three months ended March 31, 2017, operating lease revenue totaled $78.7 million, an increase of $3.8 million compared to the three months ended March 31, 2016. The increase was primarily due to (i) an increase of $15.5 million from aircraft purchased in 2016, (ii) a decrease of $1.0 million in lease incentive amortization and (iii) other increases of $0.5 million. The increase was partially offset by (i) a decrease of $10.5 million in lease revenue from aircraft sold in 2016, (ii) a decrease of $2.0 million from end of lease revenue recognized and (iii) a decrease of $0.7 million from off-lease periods and lower lease rates on lease extensions and remarketings.

For the three months ended March 31, 2017, finance lease income totaled $0.2 million. At March 31, 2017, we had one investment in finance lease. An existing operating lease was reclassified to a finance lease during the fourth quarter of 2016. For the three months ended March 31, 2016, finance lease income totaled $0.9 million, which was attributable to one lease recorded as an investment in finance lease. This aircraft was sold during the third quarter of 2016.

For the three months ended March 31, 2017 and 2016, we recorded equity earnings from our investment in unconsolidated subsidiary of $0.1 million in each period. Two aircraft remain in the joint venture.

No aircraft were sold during the three months ended March 31, 2017. During the three months ended March 31, 2016, we sold ten aircraft and recognized a gain on sale of aircraft of $5.1 million.

Depreciation expense during the three months ended March 31, 2017 was $32.1 million, compared to $28.8 million for the three months ended March 31, 2016, an increase of $3.3 million. The increase was primarily due to depreciation on aircraft acquired in 2016 and the reduction of the economic life of certain aircraft. This increase was partially offset by stoppage of depreciation on aircraft sold in 2016.

Interest expense totaled $31.8 million and $30.8 million for the three months ended March 31, 2017 and 2016, respectively. The increase of $1.0 million was primarily due to additional secured borrowings. This increase was partially offset by (i) a reduction in interest due to debt repayments and (ii) a reduction in swap interest expense.

Debt extinguishment costs totaled $0.5 million and $4.5 million for the three months ended March 31, 2017 and 2016, respectively. During the three months ended March 31, 2016, we wrote off unamortized debt discounts and debt issuance costs totaling $4.5 million primarily due to repayment of debt associated with aircraft sold.

Selling, general and administrative expenses were $8.3 million for each of the three months ended March 31, 2017 and 2016. During the three months ended March 31, 2017, we incurred transaction costs of $1.6 million, which were offset by reductions in (i) servicing fees paid to BBAM due to a decrease in the number of aircraft in our portfolio and (ii) unrealized foreign currency exchange losses caused by the valuation of other aircraft secured borrowings denominated in Euros.

Maintenance and other costs totaled $0.5 million and $1.2 million during the three months ended March 31, 2017 and 2016, respectively. The decrease was primarily due to a reduction in remarketing activities.

Provision for income taxes was $1.1 million and $0.2 million for the three months ended March 31, 2017 and 2016, respectively. We are a tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rate was 17.5% and 2.1% for the three months ended March 31, 2017 and 2016, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to the change in valuation allowance and the amount of income earned by us in different tax jurisdictions.

Our net income was $5.1 million and $7.1 million for the three months ended March 31, 2017 and 2016, respectively.

Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of fleet growth. Since the beginning of 2013, we have spent approximately $2.7 billion to acquire 56 aircraft.

We continue to pursue opportunistic aircraft sales to rejuvenate our fleet. In 2015, we sold 44 aircraft. We sold an additional 27 aircraft during the year ended December 31, 2016, generating $209.3 million of cash, after repayment of the associated debt.

We finance our business with unrestricted cash, cash generated from operating leases, aircraft sales and debt financings. At March 31, 2017, we had $536.9 million of unrestricted cash. We also had seven unencumbered aircraft with an aggregate book value of $361.2 million.

In recent years, our debt financing strategy has focused on funding our business on an unsecured basis, which provides us with greater operational flexibility, and through secured, recourse debt financing, which enables us to take advantage of improved pricing and other terms compared to non-recourse debt. In addition, we continue to utilize secured, non-recourse indebtedness under our debt facilities and other aircraft secured borrowings.

Our sources of operating cash flows are principally distributions and interest payments made to us by our subsidiaries. These payments by our subsidiaries may be restricted by applicable local laws and debt covenants.

During the three months ended March 31, 2017, we repurchased 99,524 shares at an average price of $12.95 per share, for a total of $1.3 million, before commissions and fees.

We expect that cash on hand and cash from operations will satisfy our liquidity needs through at least the next twelve months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described under Item 3 “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016.

Cash Flows of Fly for the three months ended March 31, 2017 and 2016

We generated cash from operations of $53.5 million and $55.6 million for the three months ended March 31, 2017 and 2016, respectively, a decrease of $2.1 million.

Cash used in investing activities was $11.1 million for the three months ended March 31, 2017. Cash provided by investing activities was $153.0 million for the three months ended March 31, 2016. During the three months ended March 31, 2016, we sold ten aircraft for net cash proceeds of $155.4 million. Payment for maintenance totaled $6.5 million and $0.5 million for the three months ended  March 31, 2017 and 2016, respectively.

Cash used in financing activities for the three months ended March 31, 2017 and 2016 totaled $23.5 million and $155.6 million, respectively. During the three months ended March 31, 2017, we (i) made repayments on our secured borrowings totaling $60.5 million and (ii) used $1.3 million to repurchase 99,524 shares. These payments were partially offset by (i) a decrease in our restricted cash accounts by $24.9 million and (ii) net maintenance reserve receipts of $12.8 million. During the three months ended March 31, 2016, we (i) made repayments on our secured borrowings totaling $239.6 million and (ii) used $25.2 million to repurchase 2,071,910 shares. These payments were partially offset by (i) a decrease in our restricted cash accounts by $76.1 million, (ii) net maintenance reserve receipts of $17.3 million and (iii) net proceeds of $16.8 million from secured borrowings.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

We expect that the aggregate maintenance reserve and lease end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease end adjustment payments that we will be required to make. For the three months ended March 31, 2017, we received $16.3 million of maintenance payments from lessees, made maintenance payment disbursements of $3.5 million and also made payments for lessor maintenance obligations of $6.5 million.

Share Repurchases

In July 2016, our board of directors approved a $75.0 million share repurchase program expiring in December 2017. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. As of March 31, 2017, approximately $65.4 million remained available under this program.

During the three months ended March 31, 2017, we repurchased 99,524 shares at an average price of $12.95 per share, or $1.3 million, before commissions and fees.

Financing

We finance our business with unsecured and secured borrowings. As of March 31, 2017, we were not in default under any of our borrowings.

Unsecured Borrowings

On December 11, 2013, we sold $300.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (together with the Additional 2020 Notes (as defined below), the “2020 Notes”). On October 3, 2014, we sold $75.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (the “Additional 2020 Notes”) and $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”).

The 2020 Notes and 2021 Notes are unsecured obligations of ours and rank pari passu in right of payment with any existing and future senior indebtedness of ours. The 2020 Notes have a maturity date of December 15, 2020 and the 2021 Notes have a maturity date of October 15, 2021.

Interest on the 2020 Notes is payable semi-annually on June 15 and December 15 of each year. Interest on the 2021 Notes is payable semi-annually on April 15 and October 15 of each year.

Pursuant to the indentures governing the 2020 Notes and 2021 Notes, we are subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of our company and transactions with affiliates. We are also subject to certain operating covenants, including reporting requirements. Our failure to comply with any of the covenants under the indentures governing the 2020 Notes or 2021 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2020 Notes or 2021 Notes obtain an investment grade rating.

Secured Borrowings

As of March 31, 2017, we had $1.8 billion principal amount outstanding on our secured borrowings.

We are subject to restrictive covenants under our secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of our aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

Our loan agreements include events of default that are customary for these types of secured borrowings. Our failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of our loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

Securitization Notes

As of March 31, 2017, our subsidiary, B&B Air Funding, had $112.6 million principal amount outstanding on our aircraft lease-backed Class G-1 notes (the “Securitization Notes”), which were secured by nine aircraft. The final maturity date of the Securitization Notes is November 14, 2033.

The Securitization Notes bear interest at an adjustable interest rate equal to the current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the provider of a financial guaranty insurance policy and the liquidity facility provider thereunder, as well as accretion on the Securitization Notes re-issued at a discount. Interest and any principal payments due are payable monthly.

All cash collected, including sale proceeds from the aircraft financed by the Securitization Notes, is applied to service the outstanding balance of the Securitization Notes, after the payment of certain expenses and other costs, including interest, interest rate swap payments, and the fees to the policy provider in accordance with those agreements.

B&B Air Funding is subject to operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Securitization Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale.

Nord LB Facility

As of March 31, 2017, we had $166.9 million principal amount outstanding under our debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by six aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits.

The loans under the Nord LB Facility bear interest at one-month LIBOR plus 3.30% until the final maturity date of November 14, 2018. As of March 31, 2017 and December 31, 2016, the blended weighted average interest rate for the facility was 4.26% and 4.14%, respectively, excluding the amortization of debt discounts and debt issuance costs.

Under the terms of the Nord LB Facility, we apply 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event we sell any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and second to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by us will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

CBA Facility

As of March 31, 2017, we had $54.4 million principal amount outstanding under our debt facility with Commonwealth Bank of Australia and CommBank Europe Limited (the “CBA Facility”), which was secured by four aircraft. Fly has guaranteed all payments under the CBA Facility. These loans are cross-collateralized and contain cross-default provisions. The final maturity date of each of the four loans is October 28, 2020.

We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. If, upon the repayment of any loan, the ratio of the remaining principal amount outstanding under the CBA Facility to the aggregate appraised value of the financed aircraft is equal to or greater than 80%, we will be required to pay cash collateral in an amount sufficient to reduce this ratio to less than 80%.

Borrowings under the CBA Facility accrue interest at a fixed interest rate, ranging between 4.32% and 7.75%. The weighted average interest rate on all outstanding amounts was 5.47% and 5.45% as of March 31, 2017 and December 31, 2016, respectively, excluding the amortization of debt discounts and debt issuance costs.

The CBA Facility includes certain operating covenants, including reporting requirements. A breach of the covenants could result in the acceleration of outstanding indebtedness under the CBA Facility, and exercise of remedies available in relation to the collateral.

Term Loan

As of March 31, 2017, we had $398.1 million principal amount outstanding under our senior secured term loan (the “Term Loan”), which was secured by 27 aircraft. Fly has guaranteed all payments under the Term Loan.

The Term Loan bore interest at three-month LIBOR, plus a margin of 2.75%, with a LIBOR floor of 0.75%.

On April 28, 2017, we completed an amendment of the Term Loan to (i) reduce the margin from 2.75% to 2.25%, (ii) eliminate the LIBOR floor of 0.75% and (iii) extend the maturity date from February 2022 to February 2023. We also upsized the Term Loan by $50.0 million. The proceeds are held in an escrow account and are expected to be used to refinance four aircraft currently financed under the CBA Facility. Until October 2017, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid in whole or in part at par.

The Term Loan requires that we maintain a maximum loan-to-value ratio of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers. The Term Loan also includes other customary covenants, including reporting requirements and maintenance of credit ratings.

Fly Acquisition III Facility

In February 2016, we, through a wholly-owned subsidiary, Fly Acquisition III Limited, entered into a revolving $385 million credit facility (the “Fly Acquisition III Facility”) to finance the acquisition of eligible aircraft. Borrowings are secured by the beneficial interests in Fly Acquisition III and each of its subsidiaries, the aircraft and related leases. The Fly Acquisition III Facility has an availability period expiring on February 26, 2019 and a maturity date of February 26, 2022. Fly has guaranteed Fly Acquisition III’s obligations under the facility.

As of March 31, 2017, we had $111.3 million principal amount outstanding, which was secured by four aircraft.

We pay a commitment fee of 0.50% per annum on a monthly basis to each lender on the undrawn amount of our commitment until the termination of the availability period; provided that at any time from and after March 26, 2017 through the end of the availability period, the commitment fee will increase to 0.75% per annum if at least 50% of the total amount of commitments have not been drawn.

The interest rate under the facility is based on one-month LIBOR plus an applicable margin. The applicable margin is 2.00% through the expiration of the availability period, and will increase to 2.50% from February 27, 2019 through February 26, 2020 and 3.00% from February 27, 2020 through the maturity date of the facility.

The Fly Acquisition III Facility contains financial and operating covenants, including a covenant that we maintain a tangible net worth of at least $325.0 million and a specified interest coverage ratio, as well as customary reporting requirements. Violation of any of these covenants could result in an event of default under the facility. Also, upon the occurrence of certain conditions, including a failure by us to maintain a minimum liquidity of at least $25.0 million, Fly Acquisition III will be required to deposit maintenance reserves and security deposits received from lessees into accounts pledged to the security trustee.

Other Aircraft Secured Borrowings

We have entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of March 31, 2017, we had $962.0 million principal amount outstanding, which was secured by 19 aircraft. Of this amount, $500.4 million was recourse to us.

These borrowings are structured as individual loans secured by pledges of our rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans, and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from September 2019 to June 2028.

Capital Expenditures

In addition to aircraft acquisitions, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft. As of March 31, 2017, the weighted average age of our aircraft portfolio was 6.4 years.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Securitization Notes, the Term Loan and other borrowings. As of March 31, 2017, we had 75 lease agreements associated with our flight equipment held for operating lease, 63 of which require the payment of a fixed rent amount during the lease term, and the remaining 12 require a floating rent amount based on LIBOR. Our floating rate indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swap contracts will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

Sensitivity Analysis

We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swap contracts will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $14.7 million, and would have increased or decreased our revenues by $6.9 million and $5.3 million, respectively, on an annualized basis.

The fair value of our interest rate swap contracts is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility. Changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. As of March 31, 2017, the fair value of our interest rate swap derivative liabilities, excluding accrued interest, was $10.7 million. A 100 basis-point increase in the interest rate would reduce the fair value of our derivative liabilities by approximately $14.1 million. A 100 basis-point decrease in the interest rate would increase the fair value of our derivative liabilities by approximately $12.1 million. As of March 31, 2017, the fair market value of our interest rate swap derivative assets, excluding accrued interest, was $2.2 million. A 100 basis-point increase in the interest rate would increase the fair market value of our derivative assets by approximately $3.9 million. A 100 basis-point decrease in the interest rate would reduce the fair market value of our derivative assets by approximately $4.1 million.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. We have one lease pursuant to which we receive a portion of the rent amount in Euros and the secured borrowing associated with such aircraft is partially denominated in Euros. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate on the Euro denominated secured borrowing would result in a $2.3 million unrealized foreign exchange gain or loss.

During the three months ended March 31, 2017 and 2016, we recorded unrealized foreign currency exchange losses of $0.2 million and $1.0 million, respectively, resulting primarily from a decrease in value of the U.S. Dollar relative to the Euro.

We pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Changes in the value of the U.S. Dollar relative to the Euro and other currencies may increase the U.S. Dollar cost to us to pay such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Volatility in foreign exchange rates could have a material impact on our results of operations.

Item 4.	Controls and Procedures

Not applicable.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings

We are not currently a party to any litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business.

Item 1A.	Risk Factors

For a discussion of our potential risks and uncertainties, see the information under “Risk Factors” under the heading Item 3. “Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 15, 2017 which is accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com. The information on our website or that can be accessed through our website neither constitutes a part of this interim report nor is incorporated by reference herein.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Repurchased Plan	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs (1)
January 2017	—	—	—	$66.7 million
February 2017	—	—	—	$66.7 million
March 2017	99,524	$12.95	99,524	$65.4 million

(1)
In July 2016, our board of directors approved a $75.0 million share repurchase program expiring in December 2017. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

None.

Item 6.	Exhibits

None.